SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(D) OF THE

SECURITIES AND EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

DUPONT POWDER COATINGS USA, INC. PROFIT SHARING PLAN

(FULL TITLE OF THE PLAN)

E. I. DU PONT DE NEMOURS AND COMPANY

1007 MARKET STREET WILMINGTON,

DELAWARE 19898

(NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Administrative Committee formed under the DuPont Powder Coatings USA, Inc. Profit Sharing Plan has duly caused the Annual Report to be signed by the undersigned hereunto duly authorized.

DuPont Powder Coatings USA, Inc. Profit Sharing Plan

By:	/S/ WILLIAM RISING
William Rising Vice President, Finance

Dated: July 14, 2003

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

*	Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Auditors

To the Administrator and Participants

of the DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the “Plan”) at December 31, 2002 and 2001 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/    PRICEWATERHOUSECOOPERS LLP

Philadelphia, Pennsylvania

July 14, 2003

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Assets:
Investments:
Money market	$2,290,576	$2,104,427
Company stock funds	58,950	—
Mutual funds	2,812,497	3,694,453
Common/collective trust funds	15,376,821	18,958,796
Participant loans	1,762,273	2,006,000

Total investments	22,301,117	26,763,676

Receivables:
Participants' contributions	17,960	32,251
Employer's contributions	580,669	1,264,378
Dividends & interest	2,193	2,146
Securities sold	1,374	—

Total receivables	602,196	1,298,775

Cash	—	1,449

Net assets available for benefits	$22,903,313	$28,063,900

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

Statements of Changes in Net Assets Available for Benefits

December 31, 2002 and 2001

	2002	2001
Additions:
Investment income:
Net depreciation in fair value of investments	$(4,956,559)	$(3,344,039)
Interest and dividend income	313,673	263,809

	(4,642,886)	(3,080,230)

Contributions:
Participant	1,212,993	1,035,149
Employer	1,066,874	1,754,182

	2,279,867	2,789,331
Total additions	(2,363,019)	(290,899)

Deductions:
Benefits paid to participants	2,797,568	1,742,418
Administrative expenses	—	385

Total deductions	2,797,568	1,742,803

Net decrease	(5,160,587)	(2,033,702)

Net assets available for benefits:
Beginning of year	28,063,900	30,097,602

End of year	$22,903,313	$28,063,900

The accompanying notes are an integral part of these financial statements.

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the DuPont Powder Coatings USA, Inc. Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering eligible employees, as defined in the Plan, of DuPont Powder Coatings USA, Inc. USA, Inc. (the Employer or the Company). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Through December 31, 1998, the Plan’s name was Herberts-O’Brien Profit Sharing Plan, and it was sponsored by Herberts-O’Brien, Inc. Effective January 1, 1999, the Plan was merged with Herberts Powder Coatings, Inc. 401(k) Retirement Plan, which was sponsored by Herberts Powder Coatings, Inc., as a result of the merger of Herberts-O’Brien, Inc. and Herberts Powder Coatings, Inc. The Plan is the surviving plan and Herberts-O’Brien, Inc. is the surviving company. Merrill Lynch Trust Company, FSB (the Trustee) is the surviving trustee. In February 1999, Herberts-O’Brien, Inc. was acquired by E. I. du Pont de Nemours and Company. Effective July 1, 2000, Herberts-O’Brien, Inc. was renamed DuPont Powder Coatings USA, Inc. and the Plan’s name was changed to its current name.

The designated trustee of the Plan is Merrill Lynch Trust Company of America (“Merrill Lynch”).

Eligibility

All employees of the Employer are eligible to participate except any employee whose compensation and conditions of employment are covered by a collective bargaining agreement to which the Company is a party unless the agreement calls for the employee’s participation in the Plan or an employee whose services are leased from another company.

For purposes of 401(k) deferral and compliance contributions, participation begins the first day of the next payroll period after the date an employee completes one hour of service. For purposes of Company match and Company profit sharing contributions, participation begins on the first day of the next payroll period after the date an employee completes a 12 month eligibility period in which the employee is credited with at least 1,000 hours of service during that period. Each participant who was an eligible employee at any time during the period, even if such employee did not work 1,000 hours will receive the compliance contribution.

Contributions

Contributions may consist of employee and employer contributions. The Plan may establish and change from time to time, in writing, without the necessity of amending the Plan, the minimum, if applicable, and maximum 401(k) deferral contribution percentages, prospectively or retrospectively (for the current Plan year), for all participants. Employees electing to participate in the Plan may contribute up to 15 percent of their qualifying annual compensation.

Effective January 1, 2002, employer contributions consist of Company matching contributions, compliance contributions and profit sharing contributions, subject to limitations as defined in the Plan. The Company contributes the greater of the following: (a) 10 percent of the Company’s net profit for the Plan year, or (b) a Compliance contribution amount equal to 3 percent of total participants’ eligible compensation for all

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

Notes to Financial Statements

active employees who are participating in the Plan plus the employer matching contributions equal to 100 percent of each participant’s effective contributions subject to a maximum of 3 percent of each participant’s eligible compensation.

Effective January 1, 1999, the Company contributes profit sharing as the greater of the following: (a) 10 percent of the Company’s net profit for the Plan year, or (b) 2 percent of participants’ eligible compensation for all active employees who are participating in the Plan and the employer matching contributions equal to 100 percent of each participant’s effective contributions subject to a maximum of 3 percent of each participant’s eligible compensation. Compliance contributions for each period, will be equal to 3 percent of each eligible participant’s pay.

Upon enrollment in the Plan, a participant may direct employee contributions to certain investment options available. Participants may allocate employee contributions among options in multiples of 1 percent. Amounts earned for a participant’s account are credited to such participant’s current investment option. A participant may change his or her deferral contribution election four times a year.

All employer contributions are invested in the Barclays Global Investors S&P 500 Stock Fund (S&P 500 Stock Fund). Participants are not allowed to transfer these funds out of the S&P 500 Stock Fund into any other investment fund until they reach the age of 50.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses, if any. Allocations are based on the ratio of the balance of that participant’s investment option account to the sum of the balances of all participants’ investment option accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants have a fully and immediately vested interest in the portion of their accounts contributed by them, the Company’s Compliance Contribution and in the earnings of such contributions. A participant’s vested interest in the Company’s Matching and Profit Sharing contributions and the related earnings are determined using the following table:

Years of Service	Vested Percent
1–2	20%
2–3	40%
3–4	60%
4–5	80%
5 or more	100%

One full year of service is defined as a twelve-month period employment. A participant also becomes 100 percent vested upon normal retirement, death and termination of employment due to disability.

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

Notes to Financial Statements

Forfeited Accounts

Forfeitures of the Employer’s contributions may occur if a participant terminates or withdraws his or her contributions prior to the full vesting period. These forfeitures will be used to restore accounts, as defined in the Plan, to pay administrative expenses and may increase the amount of Employer profit sharing contributions. At December 31, 2002 and 2001, forfeited nonvested accounts totaled $397,393 and $374,824, respectively. Forfeitures were not used during 2002 or 2001 to restore accounts, pay administrative expenses or increase Employer profit sharing contributions.

Participant Loans

Participants may borrow from their vested fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at rates, commensurate with local prevailing rates as determined by the Plan administrator. At December 31, 2002 and 2001, the rates range from 5.75 percent to 10.5 percent. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

In the case of normal retirement, retirement due to permanent disability or termination of employment, participants may elect to receive the value of their vested balances, in accordance with the provisions of the Plan, in a lump-sum distribution or in an alternative manner mutually agreed upon by the participant and the Plan administrator. In the event that a participant dies before retirement, the beneficiary will receive the value of the participant’s vested account balance in a lump-sum distribution or in an alternative manner mutually agreed upon by the beneficiary and the plan administrator.

Withdrawals

A withdrawal of all or a portion of a participant’s account may be made under certain conditions including election by the participant after attaining age 59½, separation from service, death or disability, or plan termination. Withdrawals of employee contributions for undue financial hardship are also permitted. Withdrawals are subject to federal income taxes.

Administrative Expenses

Reasonable expenses of administering the Plan, at the election of the Company, may be paid by the Plan. For the years ended December 31, 2002 and 2001, the Company paid all administrative expenses of the Plan, including audit fees. Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investment shall be included in the cost of such securities or investments or deducted from the sales proceeds.

2. Significant Accounting Policies

The following accounting policies which conform to accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The investments of the Plan are carried at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices which represent the net asset value of shares held by the Plan at

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

Notes to Financial Statements

year end. Shares of common and collective trust funds are valued at net unit value as determined by the trustee at year end. The Company stock funds are valued at their year-end unit closing price (defined as the year-end market price of common stock plus the uninvested cash position). Participant loans and short-term investments are valued at cost which approximates fair value.

Dividend income is recorded on the ex-dividend date and interest income is accrued when earned. Realized gains and losses on the sale of the Company Stock Fund securities are based on average cost on the securities sold. Purchases and sales of investments are recorded on a trade-date basis. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to the prior year amounts to conform to the current year presentation.

3. Investments

Investments that represent more than 5% of the net assets available for benefits as of December 31, 2002 and 2001 were as follows:

	2002	2001
Merrill Lynch Retirement Preservation Trust	$1,963,016	$—
Barclays Global Investors S&P 500 Stock Fund	13,190,721	18,682,507
Merrill Lynch Retirement Reserves Fund	2,290,576	2,104,427
MFS Capital Opportunities Fund Class A	—	1,474,373
Merrill Lynch US Government Mortgage Fund Class A	1,160,367	—

During the years ended December 31, 2002 and 2001, the Plan’s investments depreciated (including realized gains and losses) in value as follows:

	2002	2001
Company stock funds	(1,552)	—
Mutual funds	(655,067)	(516,281)
Common/collective trust funds	(4,299,940)	(2,827,758)

Net depreciation	(4,956,559)	(3,344,039)

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

Notes to Financial Statements

4. Non-Participant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the S&P 500 Stock Fund (non-participant directed) is as follows:

	December 31,
	2002	2001
Net assets:
S&P 500 Stock Fund	$13,228,312	$18,682,507
Contribution receivable	580,669	1,264,378

	$13,808,981	$19,946,885

	For Plan Year Ended December 31,
	2002	2001
Contributions	$1,576,015	$2,285,012
Dividends and interest	77,225	94,421
Net depreciation	(4,288,608)	(2,746,341)
Benefits payments	(1,190,708)	(1,334,413)
Net loan activity	(132,662)	(245,723)
Administrative expenses	—	(14,596)
Transfer to participant-directed investments	(2,215,801)	(1,668,208)
Other	36,635	14,457

Changes in net assets	$(6,137,904)	$(3,615,391)

5. Tax Status

The Plan is currently in the process of applying for a tax determination letter from the Internal Revenue Service. The Plan’s administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in accordance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision has been made for federal income taxes in the accompanying financial statements.

6. Related Party Transactions

Certain Plan investments are shares of mutual funds and units of common/collective trust funds managed by Merrill Lynch, the Trustee. In addition, the Plan offers the DuPont Company Stock Fund investment option. Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

7. Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the employer contributions.

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

Schedule H, Line 4i— Schedule of Assets (Held at End of Year)

December 31, 2002

(a)	(b)	(c)	(d)	(d)
	Identity of Issue	Description of Investment	Cost **	Current Value
	Barclays Global Investors S&P 500 Stock Fund	Common/Collective Trusts	$16,801,937	$13,190,721
	Barclays Global Investors International Equity Fund	Common/Collective Trusts		$223,084
*	Merrill Lynch Retirement Preservation Trust	Common/Collective Trust		$1,963,016
	Total common/collective trust			$15,376,821

*	Merrill Lynch Retirement Reserves Fund	Money Market fund		$2,290,576
	Total money market fund			$2,290,576

*	Merrill Lynch US Government Mortgage Fund Class A	Registered Investment Company		$1,160,367
	MFS Capital Opportunities Fund Class A	Registered Investment Company		$1,027,922
	Van Kampen Comstock Fund Calss A	Registered Investment Company		$327,516
	Van Kampen Samerican Value Fund Class A	Registered Investment Company		$233,899
	GAM International Fund Class A	Registered Investment Company		$62,793
	Total mutual funds			$2,812,497

*	DuPont Stock	Company Stock		$58,950

	Participant loans	5.75% to 10.5%		$1,762,273

				$22,301,117

*	Party-in-interest
**	Cost information omitted for participant directed investments

DuPont Powder Coatings USA, Inc.

Profit Sharing Plan

Schedule H, Line 4j— Schedule of Reportable Transactions

December 31, 2002

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
Identity of party involved	Description of asset	Purchase price	Selling price	Lease rental	Expense incurred with transaction	Cost of asset	Current value of asset on transaction date	Net gain or loss
The Plan	Barclay’s Global Investors S&P 500 Fund	$1,872,096				$1,872,096
The Plan	Barclay’s Global Investors S&P 500 Fund		$1,051,510			$1,147,311		$(95,801)